U.S. Securities and Exchange Commission	April 20, 2009
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Jill S. Davis

RE:	McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2008
Filed January 28, 2009
File No. 001-14920

Dear Ms. Davis:

Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 6, 2009, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended November 30, 2008

Disclosure Controls and Procedures, page 13

1.

Your disclosure appears to limit your officers’ conclusion regarding the effectiveness of disclosure controls and procedures to only “providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized, and reported as of the end of the period covered by this report.” Item 307 of Regulation S-K requires that you disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in
Rule 13a-15(e) is more comprehensive than that included in your disclosure; and includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.” Please tell us if you intended to limit your officers’ conclusion regarding the effectiveness of your disclosure controls and procedures. If not please, ensure your disclosure in future filings clearly explains that your disclosure controls and procedures are effective at accomplishing all of the items within the definition in Rule 13a-15(e) of the Exchange Act.

McCormick & Company, Inc. Response:

1.	In the Company’s Form 10-K for the fiscal year ended November 30, 2008, we did not intend to limit our officers’ conclusion regarding the effectiveness of our disclosure controls and procedures. In future filings we will revise our disclosure as follows:

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a–15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective.

Supplemental Financial Schedule II Consolidated, page 21

2.	We note you have provided Schedule II as required by Rule 5-04 of Regulation S-X within your Form 10-K. We note that the report from your independent auditor does not refer to the supplemental schedule and that your independent auditor included additional language in its consent filed as Exhibit 23 regarding the supplemental schedule. In future filings please include any reports on supplement schedules within close proximity to the schedule.

McCormick & Company, Inc. Response:

2.	In future filings, the Company will include any reports of our independent auditor on supplemental schedules as required by Rule 5-04 of Regulation S-X in close proximity to the supplemental schedules.

Exhibit 13 – Annual Report

Liquidity and Financial Condition

Credit and Capital Markets

Credit Facilities, page 27

3.	We note your discussion within the risk factors disclosure in your 10-K regarding your reliance on revolving credit facilities, and that if any of the banks in the syndicates backing these facilities were unable to perform on its commitments, your liquidity could be impacted. Please expand your disclosure within this section of the document to explain if any banks have indicated they may be unable to perform on their commitments, or the likelihood that the banks may be unable to perform.

McCormick & Company, Inc. Response:

3.	In future filings, if applicable, the Company will expand its 10-K disclosure regarding reliance on revolving credit facilities to include the following statements:

The Company engages in regular communication with all of the banks participating in our revolving credit facilities. During these communications none of the banks have indicated that they may be unable to perform on their commitments. In addition, management periodically reviews our banking and financing relationships, considering the stability of the institutions, pricing we receive on services, and other aspects of the relationships. Based on these communications and our monitoring activities, management believes the likelihood of one of our banks not performing on its commitment is remote.

In addition, as requested in the Staff’s letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-8194.

Sincerely,

/s/ Gordon Stetz
Gordon Stetz
Executive Vice President and Chief Financial Officer

Cc: Mark Wojciechowski (SEC)

Geoff Carpenter, Vice President, General Counsel and Secretary

Alan Wilson, Chairman, President and Chief Executive Officer

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